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                                                                         (a)(18)

                     HICKS, MUSE, TATE & FURST INCORPORATED
                         AND COOPERATIVE COMPUTING INC.
                  COMPLETE ACQUISITION OF TRIAD SYSTEMS CORP.


DALLAS, AUSTIN and LIVERMORE, Calif., February 27, 1997 - Hicks, Muse, Tate & Furst Incorporated, of Dallas, and Cooperative Computing, Inc. (CCI), of Austin, a provider of information-management solutions to large warehouse distributors in the automotive aftermarket business, today announced that they have completed the acquisition of Triad Systems Corp., of Livermore, Calif., a provider of information systems to the independent jobber segment of the automotive parts aftermarket as well as to retail hardware and lumber dealers, in a transaction creating a company with an enterprise value of approximately $300 million.

The companies said that prior to the completion of the acquisition transaction, CCI Acquisition Corp., an affiliate of CCI, successfully completed its tender offer for all of the issued and outstanding shares of Triad Systems Corp. The tender offer expired as scheduled at 10:00 A.M., New York City time, on Thursday, Feb. 27, 1997. Based on a preliminary count, 19,459,616 shares of Triad common stock were tendered and accepted for payment, representing in excess of 98% of the issued and outstanding shares of Triad. Based on approximately 19,708,000 fully diluted shares of Triad common stock outstanding, and the per-share cash consideration of $9.25 for such shares, the total value of the cash portion of the consideration to be paid for such shares is approximately $182.3 million.

In addition, as previously indicated, Triad shareholders will also receive shares in a spun-off entity whose assets will consist of Triad's real property in Livermore, Calif., including its 220,000-square-foot corporate headquarters and approximately 150 acres of property held for sale in the Triad Park development. The spun-off real estate entity has assumed approximately $20.7 million of indebtedness previously secured by the spun-off real estate. Over time, the real estate entity will liquidate its real estate portfolio, with proceeds used to pay expenses (including taxes), repay secured debt and distribute any remaining proceeds to current Triad shareholders. The value of the ultimate cash distribution to be realized by Triad shareholders has not been determined.

Cooperative Computing, Inc. founded in 1976 by Glenn E. Staats, Ph.D., is a privately held firm that has experienced rapid growth in developing highly sophisticated program distribution solutions for the automotive aftermarket and related
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industries.  The company is well-known for its long-term investment in research and development to produce leading-edge information solutions for its clients. CCI's market focus has been on providing solutions to larger warehouse distributors and their customer networks.

Triad has long been known for its focus on the independent jobber segment of the automotive aftermarket, where it has excelled in developing and delivering innovative solutions. Triad is also known for providing business solutions for the hardlines (hardware) and lumber marketplace. Founded in 1972, Triad has been a pioneer in sales and marketing strategies to its target markets.

Thomas O. Hicks, Chairman and Chief Executive Officer of Hicks, Muse, said:
"We are pleased to partner with CCI's owners, Glenn and Preston Staats, and the people of CCI and Triad to create a platform company in the growing information services and management industry."

Glenn E. Staats has been named President and Chief Executive Officer of the new Cooperative Computing, Inc. and is its largest individual shareholder. Preston
W. Staats, Ph.D., his brother, has been named Chief Operating Officer.  James
R. Porter, formerly President and Chief Executive Officer of Triad, has been named Chairman of the Board of the new Cooperative Computing, Inc.

Glenn E. Staats said: "There are substantial synergies that arise from the combination of our two companies. First, Triad's large, well-managed, and highly successful sales force, working in conjunction with CCI's National Account team, will allow our new company to market a complete package of system and data offerings to our respective customer groups. Secondly, we will be able to amortize our expenses over a much larger potential user base and hence lower our customers' costs. Finally, the combination of our research and development efforts will provide our customers with far superior products than either one of us could have developed separately. As a result, we will be able to significantly increase our Hardlines, Lumber and Automotive Aftermarket customers' ability to prosper in their competitive marketplace."

Mr. Porter said: "The combination of CCI and Triad benefits our automotive-aftermarket and other customers by enhancing our ability to help them use information-management systems to improve their operating efficiency. It also positions us for continued growth in the businesses we are currently in and others we may choose to pursue."





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Since its formation in 1989, Hicks, Muse, Tate & Furst Incorporated, a leading private investment firm, has completed or currently has pending more than 70 transactions with a total capital value of approximately $19 billion. Headquartered in Dallas, Hicks Muse also has offices in New York, St. Louis and Mexico City.

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Contact:    Roy Winnick
            Kekst and Company
            212/593-2655



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